ARIZONA STAR RESOURCE CORP.

  REVISED JANUARY 13, 2006

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of Arizona Star Resource Corp. (“the Company” or “Arizona Star”) is prepared as at June 30, 2005 and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the twelve months ended April 30, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

RESULTS OF OPERATIONS

Selected Annual Information

	2005	2004 (restated)	2003
Total Revenues	$-	$-	$-
Loss	$4,444,330	$40,220	$966,567
Loss per share – basic and diluted	$0.11	$0.00	$0.02
Total assets	$42,516,659	$39,251,812	$37,448,350
Total long-term financial liabilities	$4,248,000	$4,633,000	$-
Cash dividends declared	$-	$-	$-

During the reporting periods, the Companyreported no discontinued operations or extraordinary items.

Twelve Months Ended April 30, 2005 and 2004

The Company reported a loss of $4,444,330 ($0.11 per share) for the twelve months ended April 30, 2005 compared to $40,220 ($0.001 per share) in the equivalent period one year earlier.

Office and administrative expenses of $296,171 (2004 - $216,226), representing 6.7% of the loss, primarily resulted from the increased activity relating to the Cerro Casale project in Chile.

Shareholder meetings and communication costs incurred for the twelve months ended April 30, 2005 totalled $470,040, representing 10.6% of the loss, as compared to $28,400 in the same period one year earlier. At the Company’s Annual General Meeting on November 3, 2004, the proxies for a number of shareholders were deemed invalid at the meeting and, as a result, the meeting was adjourned and rescheduled for December 16, 2004. The Company incurred legal and proxy solicitation fees totalling $290,500 as well as a significant increase in shareholder information expenses relating to these meetings.

At the reconvened Annual General Meeting, six directors were elected by consent of the shareholders. The directors elected were James S. Anthony, Thomas C. Dawson, Rudi P. Fronk, Paul A. Parisotto, S. Paul Kostuik (resigned January 14, 2005), and Roger T. Richer (resigned May 5, 2005).  Subsequently, James S. Anthony was elected as non-executive Chairman and Paul A. Parisotto was elected as President and CEO. Director fees totalling $150,000, representing 3.4% of the loss, were paid to three of the outgoing directors for their past service as directors of Arizona Star.

Professional fees in the amount of $117,783 (2004 - $47,320), representing 2.6% of the loss, were incurred during the twelve months ended April 30, 2005. The Company engaged an independent consulting firm to provide a report regarding options granted by the Company to Arizona Star and Bema Gold Corporation (“Bema”) directors and employees, which resulted in an expense of $41,100. Pursuant to an agreement dated December 16, 2004, all of these stock options have been renounced by all optionees or cancelled and pending legal action was dropped. In addition, there was an increase in tax consulting fees relating to the Cerro Casale project.

During the twelve months ended April 30, 2005, management fees of $30,000 (2004 - $30,000) were charged for the services of Bema.

Director fees amounted to $32,846, representing 0.7% of the loss, for the twelve months ended April 30, 2005 compared to $16,261 in the equivalent period of the prior year.

On December 20, 2004, Bema announced that it intended to make an offer (the “Proposed Offer”) to all Arizona Star shareholders to exchange 1.85 shares of Bema for each share of Arizona Star. As a result of the Proposed Offer, the Company incurred legal, advisory, and Special Committee fees to review the Proposed Offer (see “Unsolicited Take-Over Bid by Bema Gold Corporation” below) and consider alternatives in the best interests of all shareholders.   On May 5, 2005, Bema announced that they had decided not to proceed with the Proposed Offer.  The costs incurred to April 30, 2005 relating to the Proposed Offer totalled $1,659,872, representing 37.4% of the loss.

During the twelve months ended April 30, 2005, the Company incurred a stock-based compensation expense of $1,322,734 which represents the fair value of stock options granted by the previous Board of Directors to Arizona Star and Bema directors and employees. This non-cash expense represents 29.8% of the total loss incurred for the year ended April 30, 2005. These options were subsequently cancelled or renounced by all optionees.  In accordance with Canadian generally accepted accounting principles, no adjustment is made to the stock-based compensation expense recognized prior to the cancellation of the stock options.

Interest income of $85,794 (2004 - $76,697) earned during the twelve months ended April 30, 2005 has increased over the prior year as a result of larger cash balances.

For the twelve months ended April 30, 2005, the Company has incurred a foreign exchange gain of $389,756 (2004 - $215,633), mostly attributable to the valuation of the future income tax liabilities.

As at April 30, 2005, the Company wrote off its Agua de la Piedra property in the amount of $840,434, representing 18.9% of the loss.

Summary of Unaudited Quarterly Results:

	30 Apr 05	31 Jan 05	31 Oct 04	31 Jul 04

Total revenues	$-	$-	$-	$-

Loss	$1,986,666	$895,195	$172,544	$1,389,925
Loss per share – basic and
diluted	$0.047	$0.022	$0.004	$0.034

	30 Apr 04	31 Jan 04	31 Oct 03	31 Jul 03

Total revenues	$-	$-	$-	$-

(Income) loss (restated)	$(137,960)	$92,052	$47,478	$38,650
(Income) loss per share –
basic and diluted (restated)	$(0.003)	$0.002	$0.001	$0.001

For the fourth quarter ending April 30, 2005, the Company recorded legal, advisory, and Special Committee fees relating to the Bema Proposed Offer and activity for shareholder value maximization of $1,372,000.  Office and administration was incurred in the amount of $95,000 including costs to begin to transition of the management of Arizona Star from Bema.  As well, the Company recorded a writeoff of the Agua de la Piedra property in the amount of $840,434.   Offsetting this, the Company realized a foreign exchange gain on its future income tax liabilities of $385,000.

In the third quarter ending January 31, 2005, the Company incurred significant shareholder communication and legal and proxy solicitation costs ($359,000) relating to the adjourned Annual General Meeting of November 3, 2004, and the reconvened meeting of December 16, 2004.  As well, during the third quarter, director fees of $150,000 were paid to three outgoing directors of the Company for their past service as directors.

The Company also incurred approximately $288,000 of legal, advisory and Special Committee costs in the third quarter to review the Proposed Offer from Bema.

The second quarter ended October 31, 2004 incurred costs for professional services associated with the Petition filed by Pan Atlantic Bank and Trust, a shareholder of the Company, for the 825,000 incentive stock options granted to directors, officers and others on May 5, 2004.  Pursuant to an agreement dated December 16, 2004, all these stock options were renounced by all optionees or cancelled and any legal action was dropped.

In the first quarter ended July 31, 2004, the Company recorded stock-based compensation expense of $1,322,700 relating to the granting of  825,000 incentive stock options which were subsequently cancelled or renounced by all optionees.

LIQUIDITY AND CAPITAL RESOURCES

At April 30, 2005, the Company had $7.0 million in cash and cash equivalents (April 30, 2004 - $2.8 million) and working capital of $5.7 million (April 30, 2004 - $2.7 million).

Operating activities

Operating activities, after non-cash working capital changes, required funding of $1,425,000 for the twelve months ended April 30, 2005, due mainly to the shareholder vote that resulted in a change of directors and the Proposed Offer.

For the twelve months ended April 30, 2004, operating activities, after non-cash working capital changes, required funding of $226,000.

Financing activities

On January 26, 2005, the Company completed the issue of 800,000 common shares by way of private placement at $6.40 per share for gross proceeds of $5,120,000. The shares were sold to arm’s length financial institutions and were subject to a four-month hold period ending May 27, 2005. A 2% finder’s fee was paid to an independent party on closing.

Proceeds from this financing will be used by the Company to fund its obligations in 2005 relating to the development of the Cerro Casale project, the expenses relating to the Proposed Offer, and for general working capital purposes.

The Company received $485,000 (2004 - $257,500) from the exercise of 485,000 (2004 – 257,500) stock options during the twelve months ended April 30, 2005.

Investing activities

During the twelve months ended April 30, 2005, the Company incurred  $131,000 (2004 – $137,500) in resource property expenditures (on a cash basis).  The Company also received $313,000 for an option payment from Bema in February 2005 on the Agua de la Piedra property.

PRIOR PERIOD RESTATEMENT

During the year, it was determined that a future income tax liability should be recorded related to the sale of Compania Minera Aldebaran (CMA), in October 2001.  At that time, the tax base of certain Cerro Casele development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property.  As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs.

A retroactive adjustment establishing a future income tax liability of $4,248,000 with charges to the deficit account of $2,986,000 and resource property costs of $1,647,000, offset by a foreign exchange gain, was made during the year.

UNSOLICITED TAKE-OVER BID BY BEMA GOLD CORPORATION

On December 20, 2004, Bema announced that it intended to make an offer to all Arizona Star shareholders to exchange 1.85 shares of Bema for each share of Arizona Star.

In response to the Proposed Offer by Bema, the directors of Arizona Star appointed a Special Committee of the Board to review the Proposed Offer and, if appropriate, to initiate steps designed to maximize value for all Arizona Star shareholders.  The Special Committee determined it would require both legal and financial advisory expertise and entered into a detailed selection process of interviewing firms and receiving work proposals and fee estimates.  As a result of this process, Fraser Milner Casgrain LLP was retained to provide legal advice in connection with the Proposed Offer. As well, the Special Committee retained National Bank Financial Inc. as its financial advisor in connection with the Proposed Offer and, if appropriate, to assist the Special Committee in reviewing strategic alternatives to maximize shareholder value. The Special Committee also retained First Associates Investments Inc. to provide Arizona Star shareholders with a Fairness Opinion regarding the Proposed Offer.

The Special Committee has had numerous meetings with its advisors to consider alternatives to maximize shareholder value. As part of the process, a data room has been set up for potential bidders to review information regarding the Company and in particular the Cerro Casale project. A number of companies have executed confidentiality agreements to review the material in the data room.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer. The Special Committee therefore met with its advisors to negotiate settlement of its obligations under its contracts.

CERRO CASALE DEVELOPMENTS

On October 26, 1997, the Company and Bema Gold Corporation (Bema) entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale deposit (one of the world’s largest undeveloped gold and copper projects), and an adjacent property in northern Chile. The Aldebaran property is currently owned by Compania Minera Casale (“CMC”), which in turn is owned 25% by Arizona Star, 51% by Placer, and 24% by Bema. If the project is financeable under the terms of the January 1998 Shareholders’ Agreement as restated June 5, 2003 and subsequently amended, then Placer would have the following obligations to complete in order to retain its 51% interest:

•

arrange up to US$1.3 billion of financing for mine construction, including US$200 million of equity in the project on behalf of all the partners (any capital requirements in excess of US$1.3 billion are to be funded pro rata by the partners);

•

arrange senior project financing for at least 50% of the capital cost and provide a pre-completion guarantee of up to US$1.1 billion in respect of the project for an annual fee of 0.5 per cent of the amount of the senior project financing outstanding;

•

arrange or provide subordinated debt to the extent that the senior project financing is less than US$1.1 billion; and

•

commence construction of the mine.

On September 28, 2004 and November 2, 2004, Arizona Star, Placer Dome and Bema agreed to certain amendments to the Shareholders’ Agreement, governing the Cerro Casale project. These amendments provide for, among other things, the following: i) elimination of Placer Dome’s management fee; ii) clarification of the option, at Placer Dome’s election, to fund the senior loans through Placer Dome’s facilities; and, iii) Placer Dome’s agreement to provide credit support, through the period of the pre-completion guarantee, for hedging arrangements required to be entered into by CMC in connection with the senior project financing to the extent it would be commercially reasonable for Placer to provide such support.  Placer Dome received an increase in its net smelter royalty from production of the Cerro Casale project to 3% in consideration for agreeing to these amendments.

Following the September 28, 2004 amendments noted above, Placer Dome issued a certificate (Certificate “B”) under the Shareholders’ Agreement indicating it had commenced or was continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. Under the terms of the amended Shareholders’ Agreement, Placer Dome must, for a period of 15 months (ending December 28, 2005) use its reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement.

If Placer Dome, acting reasonably and in good faith, determines that the project is not financeable under the terms of the Shareholders’ Agreement, the project would revert to non-financeable status.  In such case, Placer Dome can issue a Certificate “A” and its interest in the project would remain intact, with the obligation under the Shareholders’ Agreement to arrange financing as described in the paragraph immediately above suspended.  Alternatively, it could issue a Certificate “D” and under the terms of the Shareholders’ Agreement, its 51% interest would be transferred to the Company and Bema.  In the event of such a transfer, Arizona Star would own 51% and Bema 49% of the Cerro Casale project, and Arizona Star would control the Board of Directors of CMC.

On December 23, 1994, Arizona Star and Bema entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997.  These amendments provide, among other things, that if Placer Dome no longer, directly or indirectly, owns shares in CMC, its interest in the Aldebaran property is transferred back to the Company and Bema as described above, and if the majority of members of the Board of Directors of Arizona Star does not consist of persons nominated by Bema, that the Company will transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors.  The purchase price to be paid by Bema to the Company for this 2% share interest shall be equal to the net present value of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Placer Dome is currently updating the March 2004 feasibility study, and expects to make a decision in the second half of the year regarding the development of the Cerro Casale project.

RELATED PARTY TRANSACTIONS

The Company had the following transactions and balances with Bema, a company related by way of directors in common during the year, and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

For the twelve months ended April 30:	2005	2004

Office and administration	$78,989	$89,256

Accounting	$60,233	$50,946

Rent and utilities	$28,800	$24,000

Management fees	$30,000	$30,000

Shareholder information	$23,678	$6,998

Bema Chile office costs capitalized to property	$98,078	$89,984

Accounts payable	$32,422	$21,303

Bema announced on May 5, 2005 that it would not be renewing its management contract providing management, administrative and technical services to Arizona Star.

RISK AND UNCERTAINTIES

Exploration and mining risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metal prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely, particularly in recent years, and are affected by factors beyond the Company’s control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

CHANGES IN ACCOUNTING POLICIES

Asset retirement obligations

Effective May 1, 2004, the Company adopted the new accounting standard CICA 3110 “Asset Retirement Obligations” retroactively with restatement of prior year’s comparative figures. This new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations associated with the retirement of resource properties when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. The liability is accreted over time through periodic charges to resource properties. In subsequent periods, the Company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The effect of the adoption of CICA 3110 on the balance sheet as at April 30, 2004 resulted in a $125,001 increase to resource properties.

Stock-based compensation

Effective May 1, 2003, the Company adopted the new accounting standard CICA 3870 “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied prospectively, with no restatement of prior years’ comparative figures.

Prior to May 2003, the Company had accounted for all grants of options to employees and directors in accordance with the intrinsic value method. Under this method, no compensation expense was recognized if the exercise price of the stock options that were granted to employees and directors was set at market value on the date of the grant. Entities that did not apply the fair value based method of accounting were required to disclose for each period for which an income statement was provided, the pro forma net income and basic and diluted net income per share as if the fair value based accounting method had been used to account for stock-based compensation. The granting of stock options to non-employees was accounted for using the fair value method.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed such disclosure controls and procedures that it believes are necessary to provide reasonable assurance that material information relating to the Company will be available to senior management in the preparation of its annual filings.  In addition, senior management has determined that such controls and procedures are working effectively.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of June 30, 2005, the number of issued common shares was 41,600,937 (41,975,937 on a fully diluted basis).

As at June 30, 2005, the Company had outstanding directors’ and employees’ stock options for a total of 375,000 shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

CAUTION ON FORWARD-LOOKING INFORMATION

This management’s discussion and analysis includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.